Exhibit 21.1

Subsidiaries of

Duke Energy Progress, LLC

Name of Subsidiary	Jurisdiction of Formation
Carofund, Inc.	North Carolina

CaroHome, Inc.	North Carolina

DEP Purchasing Company, LLC	Delaware

Duke Energy Progress NC Storm Funding II LLC	Delaware

Duke Energy Progress NC Storm Funding LLC	Delaware

Duke Energy Progress Receivables LLC	Delaware

Duke Energy Progress SC Storm Funding LLC	Delaware

Powerhouse Square, LLC	North Carolina

Progress Energy EnviroTree, Inc.	North Carolina